UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM F-X/A

(Amendment No. 1)

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.
Name of issuer or person filing ("Filer"): Agnico-Eagle Mines Limited

B.
(1) This is [check one]:

☐
an original filing for the Filer

☒
an amended filing for the Filer

(2)
Check the following box if you are filing the Form F-X in paper in accordance with
Regulation S-T Rule 101(b)(9):    ☐

Note: Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper: (a) if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or(b) if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation

C.
Identify the filing in conjunction with which this Form is being filed:

Name of registrant	Agnico-Eagle Mines Limited
Form type	Form F-10
File Number (if known)	No. 333-120043
Filed by	Agnico-Eagle Mines Limited

Dated Filed (if filed concurrently, so indicate): June 5, 2006, filed concurrently with a post-effective amendment to Form F-10 (File No. 333-120043).

D.
The Filer is incorporated or organized under the Laws of Ontario, Canada and has its principal place of business at Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7; Telephone No. (416) 947-1212.

E.
The Filer designates and appoints Philip J. Flink of Brown Rudnick Berlack Israels LLP ("Agent") located at One Financial Center, Boston, MA 02111, U.S.A. Telephone number: 617-856-8200 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)
Any investigation or administrative proceeding conducted by the Commission; and

(b)
Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 (File No. 333-120043), as amended, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada this 5th day of June, 2006.

Filer:	AGNICO-EAGLE MINES LIMITED
By:	/s/ DAVID GAROFALO David Garofalo, Vice-President, Finance and Chief Financial Officer

        This statement has been signed by the following person in the capacity and on the date indicated.

Date:	June 5, 2006
Authorized Agent in the United States
By:	/s/ PHILIP J. FLINK Philip J. Flink, Esq.